

July 19, 2013

<u>Via E-mail</u>
Udo Rieder
Chief Executive Officer
Erickson Air-Crane Incorporated
5550 SW Macadam Avenue, Suite 200
Portland, OR 97239

> **Re:** **Erickson Air-Crane Incorporated**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed July 11, 2013**
> **File No. 333-189196**

Dear Mr. Rieder:

We have reviewed your responses to the comments in our letter dated July 2, 2013 and have the following additional comment.

<u>Plan of Distribution, page 9</u>

1. We note your response to our prior comment 3. Please revise this section to state that the selling stockholders "may be deemed" underwriters.

You may contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 if you have questions regarding the comment above.

> Sincerely,
>
> /s/ Justin Dobbie
>
> Justin Dobbie
> Legal Branch Chief

cc: Michael Reed
       DLA Piper LLP